UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bionomics Limited

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

09063M205**

(CUSIP Number)

Julien Höfer

Apeiron Investment Group Ltd.

Beatrice, at 66 & 67 Amery Street,

SLM1707, Sliema, Malta

+356 9960 9158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

This CUSIP number has been assigned to the American depositary shares (“ADSs”) of the Issuer. Each ADS represents 180 Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 09063M205	13D	Page 1 of 8 pages

1	Names of Reporting Persons Apeiron Investment Group Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 276,490,501
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 276,490,501

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,490,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person CO

CUSIP No. 09063M205	13D	Page 2 of 8 pages

1	Names of Reporting Persons Apeiron Presight Capital Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 93,369,060
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 93,369,060

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,369,060
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person PN

CUSIP No. 09063M205	13D	Page 3 of 8 pages

1	Names of Reporting Persons Presight Capital Management I, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 93,369,060
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 93,369,060

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,369,060
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person OO

CUSIP No. 09063M205	13D	Page 4 of 8 pages

1	Names of Reporting Persons Fabian Hansen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 93,369,060
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 93,369,060

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,369,060
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person IN

CUSIP No. 09063M205	13D	Page 5 of 8 pages

1	Names of Reporting Persons Christian Angermayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 276,490,501
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 276,490,501

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,490,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person IN

CUSIP No. 09063M205	13D	Page 6 of 8 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 30, 2021, as amended to date (the “Schedule 13D”), relating to the ordinary shares, no par value per share (the “Ordinary Shares”), of Bionomics Limited, an Australian public company limited by shares (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 3,117,662,864 Ordinary Shares outstanding as of September 17, 2024 as reported by the Issuer on its Annual Report on Form 10-K filed on September 30, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Apeiron Investment Group, Ltd.	276,490,501	8.9%	0	276,490,501	0	276,490,501
Apeiron Presight Capital Fund II, L.P.	93,369,060	3.0%	0	93,369,060	0	93,369,060
Presight Capital Management I, L.L.C.	93,369,060	3.0%	0	93,369,060	0	93,369,060
Fabian Hansen	93,369,060	3.0%	0	93,369,060	0	93,369,060
Christian Angermayer	276,490,501	8.9%	0	276,490,501	0	276,490,501

Presight II is the record holder of 518,717 ADSs representing 93,369,060 Ordinary Shares. Apeiron and Fabian Hansen are the managing members of Presight Management, which is the general partner of Presight II. As a result, each of Apeiron, Mr. Hansen and Presight Management may be deemed to share beneficial ownership of the securities held by Presight II.

In addition, Apeiron is the record holder of 146,279 ADSs (representing 26,330,220 Ordinary Shares) and 156,791,221 Ordinary Shares. Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.

CUSIP No. 09063M205	13D	Page 7 of 8 pages

(c)

During the past 60 days, Presight II sold 272,070 ADSs in open market transactions on the Nasdaq Global Market. Details by date, listing the number of shares sold and the price per share for transactions that were effected during the past sixty days are provided below.

Date	Equity Shares Disposed Of	Price per Share
October 2, 2024	90,806	$0.33
October 3, 2024	180,707	$0.29
October 4, 2024	557	$0.28

Except as described in above, during the past 60 days neither the Reporting Persons nor any Related Person has effected any transactions in the Ordinary Shares.

(d)	None.

(e)	Not applicable.

CUSIP No. 09063M205	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

Apeiron Investment Group, Ltd.

By:	/s/ Mario Frendo
Name:	Mario Frendo
Title:	Director

Apeiron Presight Capital Fund II, L.P.
By: Presight Capital Management I, L.L.C., its general partner

By:	/s/ Fabian Hansen
Name:	Fabian Hansen
Title:	Managing Member

Presight Capital Management I, L.L.C.

By:	/s/ Fabian Hansen
Name:	Fabian Hansen
Title:	Managing Member

Fabian Hansen

/s/ Fabian Hansen

Christian Angermayer

/s/ Christian Angermayer